 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For March 31, 2012

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule

101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

1

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Fuwei Films (Holdings) Co., Ltd. (the “Company”). The Company has attempted to identify forward-looking statements by terminology, including, but not limited to, “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predicts”, “should” or “will” or the negative of these terms or other comparable terminology.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future results, operations, levels of activity, performance or achievements. Actual results of the Company’s results, operations, levels of activity, performance or achievements may differ materially from information contained in the forward-looking statements as a result of risk factors.  They include, among other things, negative impacts of the weak economic recovery of major developed countries, including Europe's deteriorating debt crisis on the Company, competition in the BOPET film industry, especially the significant oversupply of BOPET films resulting from the rapid growth of the Chinese BOPET industry capacity, changes in the international market and trade barriers, especially the uncertainty of the antidumping investigation and imposition of an anti-dumping duty on imports of the BOPET films originating from the People’s Republic of China conducted by certain countries; fluctuations of RMB exchange rate, the reduce in demand for the Company’s products or the loss of main customers which may result in the decrease of sales, and negatively influencing the Company’s financial performance, uncertainty as to the future profitability and the Company’s ability to obtain adequate financing for its planned capital expenditure requirements, uncertainty as to the Company’s ability to successfully obtain additional financing and  the operation of the new BOPET production line, its timely delivery by its production line equipment supplier, uncertainty as to the Company’s ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology, risks associated with possible defects and errors in its products including complaints and claims from clients, uncertainty as to its ability to protect and enforce its intellectual property rights, uncertainty as to its ability to attract and retain qualified executives and personnel, and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in light of the volatility in the prices of petroleum products in recent years, instability of power and energy supply, and the uncertainty regarding the future operation of the Company in connection with China’s actions to save energy and reduce emissions, and the changes of the current labor law in the PRC as well as the uncertainty of the impact of a small group of shareholders controlled by the Chinese government that have substantial influence over the Company on our business. The Company’s expectations are as of the date of filing of this Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date this Form 6-K is filed to confirm these statements to actual results, unless required by law.

2

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF MARCH 31, 2012 AND DECEMBER 31, 2011

(amounts in thousands except share and per share value)

(Unaudited)

	Notes	March 31, 2012		December 31, 2011
		RMB	US$	RMB
ASSETS

Current assets
Cash and cash equivalents		64,860	10,299	44,172
Restricted cash		110,228	17,504	102,212
Accounts and bills receivable, net	3	17,759	2,820	52,457
Inventories	4	43,415	6,894	41,774
Advance to suppliers		12,008	1,907	8,808
Prepayments and other receivables	7	12,044	1,912	31,172
Deferred tax assets - current		1,311	208	1,309
Total current assets		261,625	41,544	281,904

Plant, properties and equipment, net	5	265,042	42,087	277,119
Construction in progress	6	183,302	29,107	179,386
Lease prepayments, net	7	19,916	3,163	20,047
Advance to suppliers - long term		2,789	443	3,060
Goodwill		10,276	1,632	10,276
Long-term deposit	8	16,760	2,661	16,760
Deferred tax assets - non current		1,587	252	1,622

Total assets		761,297	120,889	790,174

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	9	148,501	23,581	168,501
Accounts payables		17,391	2,762	19,317
Note payable	10	6,510	1,034
Advance from customers		13,387	2,126	11,876
Accrued expenses and other payables		5,969	948	5,798
Total current liabilities		191,758	30,451	205,492
Long-term loan	9	10,000	1,588	10,000
Deferred tax liabilities		1,808	287	1,811

Total liabilities		203,566	32,326	217,303

Equity
Shareholders’ equity
Registered capital(of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding)		13,323	2,116	13,323
Additional paid-in capital		311,907	49,529	311,907
Statutory reserve		37,441	5,945	37,441
Retained earnings		194,640	30,907	209,768
Cumulative translation adjustment		1,222	193	1,230
Total shareholders’ equity		558,533	88,690	573,669
Non-controlling interest		(802)	(127)	(798)
Total equity		557,731	88,563	572,871
Total liabilities and equity		761,297	120,889	790,174

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

		The Three-Month Period Ended March 31,
		2012		2011
		RMB	US$	RMB
Net sales		91,011	14,452	174,154
Cost of sales		94,037	14,932	129,018

Gross profit		(3,026)	(480)	45,136

Operating expenses
Selling expenses		4,086	649	4,095
Administrative expenses		6,348	1,008	11,636
Total operating expenses		10,434	1,657	15,730

Operating (loss) income		(13,460)	(2,137)	29,405

Other income (expense)
- Interest income		658	104	551
- Interest expense		(2,725)	(433)	(2,299)
- Others income (expense), net		427	68	(104)

Total other expense		(1,640)	(261)	(1,852)

Income (loss) before income tax expense		(15,100)	(2,398)	27,553

Income tax expense		(31)	(5)	(3,913)

Net (loss) income		(15,131)	(2,403)	23,640

Net loss attributable to noncontrolling interests		(3)	-	(4)
Net income (loss) attributable to the Company		(15,128)	(2,403)	23,644

Other comprehensive income
- Foreign currency translation adjustments attributable to noncontrolling interest		-	-	-
- Foreign currency translation adjustments attributable to the Company		(8)	(1)	(7)

Comprehensive income (loss) attributable to non-controlling interest		(3)	-	2
Comprehensive income (loss) attribute to the Company		(15,136)	(2,404)	23,632

Earnings (loss) per share, Basic and diluted	12	(1.16)	(0.18)	1.81
Weighted average number ordinary shares, Basic and diluted		13,062,500	13,062,500	13,062,500

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2012 AND 2011

(amounts in thousands except share and per share value)

(Unaudited)

	The Three-Month Period Ended March 31,
	2012		2011
	RMB	US$	RMB
Cash flow from operating activities
Net (loss) income	(15,131)	(2,403)	23,640
Adjustments to reconcile net income to net cash
(used in) provided by operating activities
- Depreciation of property, plant and equipment	12,186	1,935	8,917
- Amortization of intangible assets	113	18	113
- Deferred income taxes	31	5	(218)
- Bad debt (recovery) expense	14	2	22
Changes in operating assets and liabilities
- Accounts and bills receivable	34,682	5,507	(7,902)
- Inventories	(1,641)	(261)	521
- Advance to suppliers	(3,201)	(508)	(1,475)
- Prepaid expenses and other current assets	19,129	3,038	409
- Accounts payable	(1,926)	(306)	897
- Accrued expenses and other payables	407	65	(6,130)
- Note payable	6,510	1,034
- Advance from customers	1,511	240	(18,021)
- Tax payable	(234)	(37)	(1,254)

Net cash provided by (used in) operating activities	52,450	8,329	(481)

Cash flow from investing activities
Purchases of property, plant and equipment	(91)	(14)	(1,717)
Restricted cash related to trade finance	(8,016)	(1,273)	977
Advanced to suppliers - non current	271	43	(2,604)
Amount decrease to construction in progress	(3,916)	(622)	21,524

Net cash (used in) provided by investing activities	(11,752)	(1,866)	18,180

Cash flow from financing activities
Principal payments of short-term bank loans	(20,000)	(3,176)	(7,000)
Proceeds from short-term bank loans	-	-	-

Net cash used in financing activities	(20,000)	(3,176)	(7,000)

Effect of foreign exchange rate changes	(10)	(6)	(72)

Net increase in cash and cash equivalent	20,688	3,281	10,627

Cash and cash equivalent
At beginning of period/year	44,172	7,018	171,227
At end of period/year	64,860	10,299	181,852

SUPPLEMENTARY DISCLOSURE:
Interest paid	2,725	433	2,299
Income tax paid	-	-	4,723

The accompanying notes are an integral part of these unaudited condensed consolidated statements.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 1 – BACKGROUND

Fuwei Films (Holdings) Co., Ltd. and its subsidiaries (the “Company”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is a holding company incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company was established for the purpose of acquiring shares in Fuwei (BVI) Co., Ltd. (“Fuwei (BVI)”), an intermediate holding company established for the purpose of acquiring all of the ownership interest in Fuwei Films (Shandong) Co., Ltd. (“Shandong Fuwei”).

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Company.

On April 23, 2009, Fuwei Films USA, LLC was set up and co-invested by Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. Fuwei Films USA, LLC has a registered capital of US$10 and total investment amount of US$100. Fuwei Films (Holdings) Co., Ltd. and Newell Finance Management Co., Ltd. own 60% and 40% of the total shares of Fuwei Films USA, LLC, respectively.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying unaudited consolidated financial statements have been prepared by the Company, pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) as applicable to smaller reporting companies, and generally accepted accounting principles for interim financial reporting. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally presented in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) have been omitted pursuant to such rules and regulations. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes included in the Company’s Annual Report on Form 20-F filed on April 12, 2012 with the U.S. Securities and Exchange Commission. The results of the three-month period ended March 31, 2012 is not necessarily indicative of the results to be expected for the full year ended December 31, 2012.

Principles of Consolidation

The condensed consolidated financial statements include the financial statements of the Company and its three subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Use of Estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions, including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Foreign Currency Transactions

The Company’s reporting currency is Chinese Yuan (Renminbi or “RMB”).

Fuwei Films (Holdings) Co., Ltd. and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

Exchange Rate Information

Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in reporting of assets and liabilities, as well as the results of operations and cash flow items denominated in foreign currencies are translated at the convenience exchange rate. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash

For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Restricted cash refers to the cash balance held by bank as deposit for Letters of Credit and Bank Acceptance Bill. The Company has restricted cash of RMB110,228 (US$17,504) and RMB102,212 as of March 31, 2012 and December 31, 2011, respectively.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, if any, and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectability. All other balances are reviewed on a pooled basis by aging of such balances.

Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.

The Company has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Company does not obtain collateral from customers.

Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the average-weighted cost method. Cost of work in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity. Any inventory markdown is classified in the income statement as a component of cost of goods sold.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. They are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represents capital expenditures in respect to the new BOPET production line. No depreciation is provided in respect to construction in progress.

Lease Prepayments

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The non-current portion and current portion of lease prepayments have been reported in Lease Prepayments, Prepayments and Other Receivables in the balance sheets, respectively.

Goodwill

Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is not amortized but is tested for impairment annually, or more frequently when circumstances indicate a possible impairment may exist. Impairment testing is performed at a reporting unit level. An impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds the fair value of the reporting unit, with the fair value of the reporting unit determined using a discounted cash flow (“DCF”) analysis. A number of significant assumptions and estimates are involved in the application of the DCF analysis to forecast operating cash flows, including the discount rate, the internal rate of return, and projections of realizations and costs to produce. Management considers historical experience and all available information at the time the fair values of its reporting units are estimated.

Impairment of Long-lived Assets

The Company recognizes an impairment loss when circumstances indicate that the carrying value of long-lived assets with finite lives may not be recoverable. Management’s policy in determining whether an impairment indicator exists, a triggering event, comprises measurable operating performance criteria at an asset group level as well as qualitative measures. If an analysis is necessitated by the occurrence of a triggering event, the Company uses assumptions, which are predominately identified from the Company’s strategic long-range plans, in determining the impairment amount. In the calculation of the fair value of long-lived assets, the Company compares the carrying amount of the asset group with the estimated future cash flows expected to result from the use of the assets. If the carrying amount of the asset group exceeds the estimated expected undiscounted future cash flows, the Company measures the amount of the impairment by comparing the carrying amount of the asset group with their estimated fair value. We estimate the fair value of assets based on market prices (i.e., the amount for which the asset could be bought by or sold to a third party), when available. When market prices are not available, we estimate the fair value of the asset group using discounted expected future cash flows at the Company’s weighted-average cost of capital. Management believes its policy is reasonable and is consistently applied. Future expected cash flows are based upon estimates that, if not achieved, may result in significantly different results.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Revenue Recognition

Sales of plastic films are reported, net of value added taxes (“VAT”), sales returns, and trade discounts. The standard terms and conditions under which the Company generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Company within 30 days of receipt for both PRC and overseas customers. The Company recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on the invoice amount is collected in respect to the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Company; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to the Company’s stock option plan.

Share-Based Payments

The Company accounts for share based payments under the modified-prospective transition method, which requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value.

Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including past history and the specifics of each matter. As of March 31, 2012 and December 31, 2011, the balance of predicted liability was RMB830 (US$132) respectively, which was estimated liability related to our defective products and included in accrued expenses and other payables as current liabilities on balance sheets.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

Recently Issued Accounting Standards

In December 2011, the FASB issued guidance on offsetting (netting) assets and liabilities. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The new guidance is effective for annual periods beginning after January 1, 2013.

In September 2011, the FASB issued guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If an entity determines that this is the case, it is required to perform the currently prescribed two-step goodwill impairment test to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit (if any). If an entity determines that the fair value of a reporting unit is less than its carrying amount, the two-step goodwill impairment test is not required. The new guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted.

In June 2011, the FASB issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. The new guidance is effective for annual periods beginning after December 15, 2011. In December 2011, the FASB issued a deferral of certain portion of this guidance.

In May 2011, the FASB issued guidance to amend the accounting and disclosure requirements on fair value measurements. The new guidance limits the highest-and-best-use measure to nonfinancial assets, permits certain financial assets and liabilities with offsetting positions in market or counterparty credit risks to be measured at a net basis, and provides guidance on the applicability of premiums and discounts. Additionally, the new guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. The new guidance is effective for annual periods beginning after December 15, 2011.

Reclassifications

For comparative purposes, the prior year’s consolidated financial statements have been reclassified to conform to reporting classifications of the current year periods.

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FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 3 - ACCOUNTS RECEIVABLES

Accounts receivables consisted of the following:

	March 31, 2012		December 31, 2011
	RMB	US$	RMB
Accounts receivable	13,399	2,128	16,213
Less: Allowance for doubtful accounts	(1,800)	(286)	(1,785)
	11,599	1,842	14,428
Bills receivable	6,160	978	38,029

	17,759	2,820	52,457

Bill receivables are bank’s acceptance bills, which are guaranteed by bank.

NOTE 4 - INVENTORIES

Inventories consisted of the following:

	March 31, 2012		December 31, 2011
	RMB	US$	RMB
Raw materials	17,186	2,729	16,174
Work-in-progress	2,312	367	2,727
Finished goods	29,191	4,635	28,150
Consumables and spare parts	837	133	834
Inventory--impairment	(6,111)	(970)	(6,111)
	43,415	6,894	41,774

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	March 31, 2012		December 31, 2011
	RMB	US$	RMB
Buildings	45,574	7,237	45,339
Plant and equipment	449,571	71,389	450,442
Computer equipment	2,193	348	2,170
Furniture and fixtures	8,347	1,325	8,247
Motor vehicles	2,093	333	2,358
	507,778	80,632	508,556
Less: accumulated depreciation	(242,736)	(38,545)	(231,437)
	265,042	42,087	277,119

For the three-month periods ended March 31, 2012 and 2011, depreciation expenses were RMB12,186 (US$1,935) and RMB8,917, respectively.

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect to the BOPET production line. Construction in progress was RMB183,302 (US$29,107) ended March 31, 2012, and RMB179,386 ended December 31, 2011, respectively.

12

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 7 - LEASE PREPAYMENTS

Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Lease prepayments consisted of the following:

	March 31, 2012		December 31, 2011
	RMB	US$	RMB
Lease prepayment - non current	19,916	3,163	20,047
Lease prepayment - current	454	72	454
	20,370	3,235	20,501

Amortization of land use rights for the three months ended March 31, 2012 and 2011 was RMB113 (US$18) and RMB113, respectively.

Estimated amortization expenses for the next five years is as follows:

	RMB	US$
1 year after	454	72
2 years after	454	72
3 years after	454	72
4 years after	454	72
5 years after	454	72
Thereafter	18,100	2,875

As of March 31, 2012, the amount of RMB454 (US$72) will be charged into amortization expenses within one year, and is classified as current assets on balance sheets.

NOTE 8 – LONG-TERM DEPOSIT

On January 20, 2008, Shandong Fuwei signed a “Letter of Intent of Joyinn Capital Increase and Share Expansion” (“LOI”) with Joyinn Hotel Investment & Management Co., Ltd. (“Joyinn”) and the Shareholder of Joyinn. Joyinn is a legal company of limited liability that registered on May 19, 2006 in Beijing, with registered capital of RMB50,000.

Pursuant to the LOI, Shandong Fuwei deposited RMB26,000 (half of the would-be added register capital of RMB52,000), to Joyinn as a prepayment as of June 30, 2008. The prepayment to Joyinn would be regarded as investment payment after all parties entered into the final capital increase and shares expansion agreement during the effective term of this LOI. A share pledging agreement was entered into subsequently on April 9, 2008 between Shandong Fuwei and Shandong Xinmeng Investment Co., Ltd. (“Pledger”), which holds 97.6% shares of Joyinn. The Pledger agreed to pledge its 52% interest in Joyinn, as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. Based on the mutual supplementary agreement signed in June 2008, the prepayment was decreased by RMB5,000 and returned to the Company on June 18, 2008.

13

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

On June 23, 2009, Shandong Fuwei and the Pledger, the major shareholder of Joyinn, agreed that the Pledger would pledge another 19% of its interest in Joyinn in addition to the previous pledge of 52% interest in Joyinn as a guarantee to the prepayment on the newly increased register capital made by Shandong Fuwei to Joyinn. As a result, the Pledger’s percentage of pledged interest in Joyinn increased from 52% to 71%. In the year 2010, the Company impaired the deposit amount by RMB4,240 (US$673). The impairment was determined based on an independent evaluation. As of March 31, 2012 and December 31, 2011 the total amount of the deposit was RMB16,760 (US$2,661).

On July 14, 2009, Shandong Fuwei and Joyinn entered into a “Supplementary Agreement of Letter of Intent of Joyinn Capital Increase and Share Expansion” (the “Supplementary Agreement”), which extended the duration of the former agreement to two (2) years granting Shandong Fuwei the option to determine whether to continue or withdraw the investment prior to January 14, 2010, the expiration date of the Supplementary Agreement.

Upon the expiration of the Supplementary Agreement on January 14, 2010, Shandong Fuwei and the Pledger entered into an agreement pursuant to which the Pledger agreed to transfer a 71% interest in Joyinn to Shandong Fuwei. The transaction is subject to the approval of the authority body of both parties.

On March 9, 2012, Shandong Fuwei and the Pledger agreed that prior to the approval of the foregoing share transfer, all the related agreements and share pledge terms and conditions will remain in full force and effect.

NOTE 9 - BANK LOANS

Bank loans consisted of the following:

	Interest rate	March 31, 2012		December 31, 2011
Lender	per annum	RMB	US$	RMB
SHORT-TERM LOANS
Bank of Communications Co., Ltd.
- May 25, 2011 to May 7, 2012	7.87%	30,000	4,764	30,000
- May 25, 2011 to May 14, 2012	7.87%	35,000	5,558	35,000
- May 25, 2011 to May 21, 2012	7.87%	35,000	5,558	35,000
- May 30, 2011 to April 17, 2012	7.87%	30,000	4,764	30,000
- April 26, 2011 to April 25, 2012	4.27%	18,501	2,937	18,501

Bank of Weifang
- January 16, 2009 to January 12, 2012	0.00%	-	-	10,000
- January 13, 2010 to January 12, 2012	0.00%	-	-	10,000

Weifang Dongfang State-owned Assets Management Co., Ltd.
- October 19, 2009 to October 18, 2017	6.35%	10,000	1,588	10,000
		158,501	25,169	178,501
Less: amounts classified as short-term		(148,501)	(23,581)	(168,501)
		10,000	1,588	10,000

14

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

The Company has entered into several loan agreements with commercial banks with terms ranging from one year to eight years to finance its working capital, R&D investment and construction. The weighted average interest rate of short-term bank loans outstanding as of March 31, 2012 and December 31, 2011 was 6.86% and 5.77% per annum, respectively.

The principal amounts of the above short-term loans are repayable at the end of the loan period, and are secured by property, plant and equipment, and lease prepayments.

The Company obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130,000 (US$20,643), including: (i) RMB30,000 (US$4,764) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35,000 (US$5,558) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30,000 (US$4,764) on May 30, 2011, maturing on April 17, 2012. The Company made two payments, each for the amount of RMB30,000 (US$4,764) to the Bank of Communications on April 17, 2012 and on May 7, 2012. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of March 31, 2012, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2,006 Euros (RMB18,501) to Dornier through Bank of Communications, and Shandong Fuwei made a deposit of RMB 18,501 to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2,006 Euros (RMB18,501) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%. The Company paid off the bank loan on April 25, 2012.

As of the end of year 2011, the Company still held two interest free loans from Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10,000 (US$1,588), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10,000 (US$1,588), effective on January 16, 2009, with a maturity date of January 12, 2012. On January 12, 2012, the Company repaid the two loans to Bank of Weifang.

On November 20, 2009, the Company signed a long-term loan agreement of RMB10,000 (US$1,588) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, the Company will make principal installment payments of RMB3,350 (US$532) per year with the remaining principal balance of RMB3,300 (US$524) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

Long-term bank loans maturity for the next five years after March 31, 2012 are as follows:

	RMB	US$
1 year after	-	-
2 years after	-	-
3 years after	3,350	532
4 years after	3,350	532
5 years after	3,300	524

15

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(amounts in thousands except share and per share value)

(Unaudited)

NOTE 10 - NOTE PAYABLE

On March 31, 2012, Shandong Fuwei opened a banker’s acceptance with a maturity of six months at an amount of RMB6,510 (US$1,034) for the payment of our raw materials purchased from Jiangyin Huaxing Compound on a deposit of RMB3,255 (US$517) at SPD Bank, Weifang Branch.

NOTE 11 - INCOME TAX

Our effective tax rates were approximately negative 0.2% and positive 14.2% for the three months ended March 31, 2012 and 2011, respectively. Our effective tax rate was lower than the U.S. federal statutory rate due to the fact that our operations are carried out in foreign jurisdictions, which are subject to lower income tax rates.

NOTE 12 - EARNINGS PER SHARE

The Company uses the treasury stock method to compute dilution related to outstanding stock options. As of December 31, 2011, the 187,500 stock option previously granted to Maxim Group LLC were not exercised and as a result, the total of 187,500 stock option expired on December 18, 2011 pursuant to the relevant agreement entered into between the Company and Maxim Group LLC. Therefore, the options were not included when computing diluted earnings per share.

Basic and diluted net loss per share was RMB1.16 (US$0.18) for the three-month period ended March 31, 2012 and basic and diluted earnings per share was RMB1.81 for the three-month period ended March 31, 2011.

NOTE 13 - MAJOR CUSTOMERS AND VENDORS

There were no major customers who accounted over 10% of the total net revenue for the three-month periods ended March 31, 2012 and 2011.

One vendor provided approximately 40.6% of the Company’s raw materials for the first three months ended March 31, 2012. The Company had RMB2,805 (US$445) advance to the vendor as of March 31, 2012. One vendor provided approximately 49.4% of the Company’s raw materials for the first three months ended March 31, 2011.

NOTE 14 - SUBSEQUENT EVENT

The Company obtained three short-term loans from Bank of Communications Co., Ltd. on May 8, 2012 and May 11, 2012, for a total amount of RMB50,000 (US$7,940), including: (i) RMB30,000 (US$4,760) on May 8, 2012, maturing on April 5, 2013; (ii) two bank loans each for the amount of RMB10,000 (US$1,590) on May 11, 2012, maturing on December 26, 2012 and May 7, 2013. The annual interest rate of the bank loans is 7.87%.

16

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei Films" include Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Going forward in 2012, the global BOPET industry will witness stronger competition with more supply than demand in the market. In addition, anti-dumping investigations against BOPET films originated from China conducted by countries including the U.S., South Korea as well as the reduced demand in global market contributed to our declined sales prices and export volume. Our raw material costs remain high due to high crude oil price. The foregoing factors have resulted in reduced profit for our first quarter of 2012.

We believe that in the coming quarters of 2012, there will be growing capacity of BOPET films in China and stronger competition in the market. Our ability to pass on all increases in cost of raw materials to our customers on a timely basis is limited. In the event that we are unable to compete successfully or retain effective control over the pricing of our products, our profit margin may decrease.

Results of operations for the three months ended March 31, 2012 and March 31, 2011

The table below sets forth certain line items from our Statement of Operations as a percentage of revenue:

	Three-Month Period Ended	Three-Month Period Ended
	March 31, 2012	March 31, 2011
	(as % of Revenue)
Gross profit	(3.3)	25.9
Operating expenses	(11.5)	(9.0)
Operating income (loss)	(14.8)	16.9
Other income (expense)	(1.8)	(1.1)
Income tax benefit (expense)	(0.03)	(2.2)
Net income (loss)	(16.6)	13.6

Revenue

Net sales during the first quarter ended March 31, 2012 were RMB91.0 million (US$14.5 million), compared to RMB174.2 million (US$26.5 million), during the same period in 2011, representing a 47.8% decrease, mainly due to the significant decrease in sales prices compared to the same period in 2011 arising from stronger competition attributing to increased capacity in global market especially China. Our average product sales prices decreased by 47.3% compared to the same period last year.

The sales of specialty films during the first quarter ended March 31, 2012 were RMB16.8 million (US$2.7 million), accounting for 18.5% of total net sales as compared to 22.9% in the same period of 2011, an decrease of 4.4% compared to the same period last year. The decrease was largely attributable to the market demand and strong competition leading to decline in sales price as well as sales volume.

17

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a breakdown of commodity and specialty film sales (amounts in thousands):

	Three-Month Period Ended March 31, 2012			Three-Month Period Ended March 31, 2011
	RMB	US$	% of Total	RMB	% of Total
Stamping and transfer film	52,570	8,348	57.7%	101,100	58.1%
Printing film	12,987	2,062	14.3%	13,464	7.7%
Metallization film	5,271	837	5.8%	11,141	6.4%
Specialty film	16,817	2,670	18.5%	39,903	22.9%
Base film for other applications	3,366	535	3.7%	8,546	4.9%

	91,011	14,452	100.0%	174,154	100.0%

Overseas sales during the first quarter ended March 31, 2012 were RMB16.3 million (US$2.6 million), which accounted for 17.9% of our total net revenues, as compared with RMB64.8 million, and 37.2% in the same period in 2011, which was 19.3% lower in terms of sales compared to the same period last year. The reduction in overseas sales was mainly due to the significant drop of overseas sales volume and decrease in sales prices and orders in the first quarter of 2012 compared with the same period last year.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands):

	Three-Month Period Ended March 31, 2012			Three-Month Period Ended March 31, 2011
	RMB	US$	% of Total	RMB	% of Total
Sales in China	74,700	11,862	82.1%	109,367	62.8%
Sales in other countries	16,311	2,590	17.9%	64,787	37.2%

	91,011	14,452	100.0%	174,154	100.0%

Cost of Goods Sold

Our cost of goods sold is mainly comprised of material costs, factory overhead, power, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	March 31, 2012	March 31, 2011
	% of total	% of total
Materials costs	74.7%	82.5%
Factory overhead	12.7%	8.0%
Energy expense	7.9%	5.9%
Packaging materials	2.9%	2.4%
Direct labor	1.8%	1.2%

Cost of goods sold during the first quarter ended March 31, 2012 totaled RMB94.0 million (US$14.9 million) as compared to RMB129.0 million for the same period in the prior year. This was 27.1% lower than the same period in 2011, which mainly due to the decrease in the prices of the raw materials in the first quarter ended March 31, 2012 compared to the same period in 2011.

18

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross Profit

Our gross profit was negative RMB3.0 million (negative US$0.5 million) for the first quarter ended March 31, 2012, representing a gross margin of negative 3.3%, as compared to a gross margin of 25.9% from the same period in 2011. Gross margin decreased by 29.2% compared to the same period in 2011. Our average product sales prices decreased by 47.3% compared to the same period last year due to the increased capacity and stronger competition in the market. The main raw materials used in our production of BOPET film, polyethylene terephthalate (or PET) resin and additives, comprised approximately 74.7% of our total costs of goods sold and their prices are greatly influenced by price fluctuation in crude oil. Our raw materials costs were reduced by 20.9% compared to the same period last year.Consequently, the decrease in product sales price largely exceeded that in raw material costs during the first quarter ended March 31, 2012 compared with the same period in 2011, which contributed to the significant decrease in our gross profit.

Operating expenses

Operating expenses for the first quarter ended March 31, 2012 were RMB10.4 million (US$1.7 million), which was RMB5.3 million, or 33.8% lower than the same period in 2011. This decrease was mainly due to reduced R&D expenditure for this quarter.

 Other Expense

Total other expense is a combination result of interest income, interest expense and others income (expense). Total other expense during the first quarter ended March 31, 2012 was RMB1.6 million (US$0.3 million), RMB0.2 million lower than the same period in 2011, which mainly attributed to other income from disposal of asset. Among the total other expenses, interest expense totaled RMB2.7 million (US$0.4 million) during the first quarter ended March 31, 2012, RMB0.4 million higher than the same period of 2011. The increase is mainly due to raised interest rates for loans compared with the same period in the previous year.

Income Tax Expense

The income tax expense was RMB31,000 (US$5,000) during the first quarter ended March 31, 2012, compared to income tax expense of RMB3.9 million during the same period in 2011. This decrease in income tax expenses was due to loss in the first quarter of 2012.

Net Income (Loss)

Net loss attributable to the Company during the first quarter ended March 31, 2012 was RMB15.1 million (US$2.4 million) compared to net income attributable to the Company of RMB23.6 million during the same period in 2011, representing a decrease of RMB38.7 million from the same period in 2011. The loss was mainly due to the large decrease in gross profit.

19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

From January 1, 2011 to March 31, 2012, our capital expenditures have been primarily from cash generated from our operations and borrowings from financial institutions. The interest rates of borrowings from financial institutions during the periods from first quarter of 2011 to the first quarter of 2012 ranged from 0% to 7.87%.

We obtained four short-term loans from Bank of Communications Co., Ltd. on May 25, 2011 and May 30, 2011, for a total amount of RMB130.0 million (US$20.6 million), including: (i) RMB30.0 million (US$4.8 million) on May 25, 2011, maturing on May 7, 2012; (ii) two bank loans each for the amount of RMB35.0 million (US$5.6 million) on May 25, 2011, maturing on May 14, 2012 and May 21, 2012, respectively; and (iii) RMB30.0 million (US$4.8 million) on May 30, 2011, maturing on April 17, 2012. We made two payments, each for the amount of RMB30.0 million (US$4.8 million) to the Bank of Communications on April 17, 2012 and on May 7, 2012. The annual interest rate of the new bank loans is up by 20% compared with the fixed benchmark interest rate announced by the People’s Bank of China. As of March 31, 2012, the effective interest rate is 7.87%.

On April 26, 2011, pursuant to a contract between Shandong Fuwei and Lindauer Dornier GmbH (“Dornier”), Shandong Fuwei wired a prepayment of 2.006 million Euros (RMB18.5 million) to Dornier through Bank of Communications, and Shandong Fuwei made a deposit of RMB18.5 million to Bank of Communications. In addition, in order to save the foreign exchange charges, Bank of Communications provided a one-year loan of 2.006 million Euros (RMB18.5 million) to Shandong Fuwei, with a term starting on April 26, 2011 to April 25, 2012 with an annual interest of 4.2725%. We paid off the bank loan on April 25, 2012.

As of the end of year 2011, we had two interest free loans from Bank of Weifang (formerly known as Weifang City Commercial Bank) for the amounts of (i) RMB10 million (US$1.6 million), effective on January 13, 2010, with a maturity date of January 12, 2012; (ii) RMB10 million (US$1.6 million), effective on January 16, 2009, with a maturity date of January 12, 2012. On January 12, 2012, we repaid the two loans to Bank of Weifang.

On November 20, 2009, we signed a long-term loan agreement of RMB10.0 million (US$1.6 million) with Weifang Dongfang State-owned Assets Management Co., Ltd., with an eight-year loan term, which became effective on October 19, 2009 and will expire on October 18, 2017. From 2015 to 2016, we will make principal installment payments of RMB3.4 million (US$0.5 million) per year with the remaining principal balance of RMB3.3 million (US$0.5 million) due in 2017. The annual interest rate for the loan is the benchmark interest rate for over five-year loans announced by the People’s Bank of China reduced by 10% and the applicable annual interest rate for the period ended March 31, 2012 is 6.35%. The loan is guaranteed by Shandong Deqin Investment& Guarantee Co., Ltd. and is used for the Company's projects.

In March 2012, Shandong Fuwei was granted a line of credit of RMB33 million (US$5.2 million) for bankers’ acceptance and letter of credit from SPD Bank, Weifang Branch guaranteed by its trial production line. As of March 31, 2012, we opened a banker’s acceptance of RMB6.5 million (US$1.0 million) under a line of credit of RMB3.3 million (US$0.5 million) of at SPD Bank, Weifang Branch.

We believe that, after taking into consideration our present banking facilities, existing cash and the expected cash flows to be generated from our operations, we have adequate sources of liquidity to meet our short-term obligations and our working capital.

20

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Activities

Net cash flows provided by operating activities for the three months ended March 31, 2012 was RMB52.5 million (US$8.3 million) compared to net cash flows used in operating activities of RMB0.5 million (US$0.1 million) for the three months ended March 31, 2011, which is a increase of RMB53 million (US$8.4 million). This increase in cash flows from operating activities was attributable primarily to the increase in collection from accounts receivable and other receivable.

Working Capital

As of March 31, 2012 and December 31, 2011, we had working capital of RMB69.9 million (US$11.1 million) and RMB76.4 million, respectively. Working capital decreased RMB6.5 million (US$1.0 million), or 8.6% compared to the same period in the prior year. We have short-term bank loans of RMB148.5 million (US$23.6 million) reported in current liability. We are negotiating with banks for extension of majority of our short-term loans when they are due. Short-term loans of RMB30.0 million (US$4.8 million) and RMB18.5 million (US$2.9 million) were paid off in April 2012 and we expect to repay one short-term loan of RMB30.0 million (US$4.8 million) and two short-term loans, each for the amount of RMB35.0 million (US$5.6 million) at maturity in May 2012.

We anticipate that we will have adequate working capital in the foreseeable future. However, we may wish to borrow additional capital or sell our common stock for financing in the expanded business.

Contractual Obligations

The following table is a summary of our contractual obligations as of March 31, 2012 (in thousands RMB):

	Payments due by period
		Less than	1-3	3-5	More than
Contractual obligations	Total	1 year	years	years	5 years

Rental obligations	279	279	-	-	-
Purchase obligations	109,990	109,990	-	-	-

Total	110,269	110,269	-	-	-

Other Event

According to the resolution of the board of directors of the Company, the registered capital of Shandong Fuwei increased from US$42.7 million to US$50.5 million, and such additional increase of US$7.8 million is invested exclusively by Fuwei (BVI) contributed by the undistributed profit of Shandong Fuwei for the fiscal year 2005. Accordingly, Fuwei (BVI)’s investment in Shandong Fuwei increased to US$50.5 million. The increased investment will be allocated to the third production line and its product – CBOPET film with a design annual capacity of 23,000 metric tons.

21

Exhibit Index

Exhibit No.	Description

22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd.

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman and Chief Executive Officer

Dated: May 15, 2012

23